

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Bart Van Rhijn
Chief Financial Officer
Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

> **Re: Nanobiotix S.A.**
> **Registration Statement on Form F-3**
> **Filed March 6, 2025**
> **File No. 333-285604**

Dear Bart Van Rhijn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter E. Devlin